EXHIBIT 28
COCA-COLA ENTERPRISES INC.                                     PRESS RELEASE
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CONTACT:   Laura Asman - Media Relations
          (770) 989-3023

          Margaret Carton - Investor Relations
          (770) 989-3622

FOR IMMEDIATE RELEASE
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   COCA-COLA ENTERPRISES INC. ANNOUNCES LETTER OF INTENT TO ACQUIRE
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               BOTTLING OPERATIONS IN FRANCE AND BELGIUM
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     ATLANTA, May 13, 1996 -- Coca-Cola Enterprises announced today that the Company has signed a letter of intent to acquire The Coca-Cola Company's bottling and canning operations in France and Belgium. Coca-Cola Enterprises is acquiring the exclusive rights to bottle and can products of The Coca-Cola Company in these territories for a transaction value (purchase price and acquired debt) of approximately $915 million. The operations included in the letter of intent are Coca-Cola Beverages S. A. (French bottler) and Coca-Cola Production S.A. (Dunkirk production facility) in France, and S. A. Beverage Sales Holding N. V. in Belgium.

     Based on the stated transaction value and estimated 1996 operating performance, Coca-Cola Enterprises expects the acquisition of the French and Belgian operations to be additive to cash flow and neutral to earnings in 1996. The Company anticipates financing this acquisition through the issuance of debt. Coca-Cola Enterprises expects to complete the acquisition early in the third quarter of 1996.

     Summerfield K. Johnston, Jr., vice chairman and chief executive officer of Coca-Cola Enterprises, stated, "With the acquisition of the French and Belgian operations, Coca-Cola Enterprises will generate more than 15 percent of its unit case sales outside the United States. This acquisition is a strategic investment that will boost both our long-term growth potential and share-owner value. By capitalizing on the existing infrastructure and employing our decentralized operating culture, we are confident that we will generate profitable growth in sales and market share in France and Belgium."

     In 1995, the French bottler sold 158 million unit cases of product in a territory that includes approximately 90 percent of the population of France. The Dunkirk production facility produces The Coca-Cola Company s beverages in cans for distribution in France, Belgium, and the Netherlands. In 1995, the Belgian bottler, S. A. Coca-Cola Bottlers Belgium N. V. (a wholly owned subsidiary of S. A. Beverage Sales Holding N. V.), sold 94 million unit cases of product in a territory that encompasses all of Belgium. On a proforma basis, the French and Belgian operations would increase Coca-Cola Enterprises reported 1995 net operating revenues by approximately $1.2 billion.


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     The proposed transaction is subject to negotiation of a
definitive purchase agreement. The proposed acquisition requires approval by the Company's Affiliated Transaction Committee of the Board of Directors and confirmation of such approval by the Company's Board of Directors. The proposed transaction also requires approval by The Coca-Cola Company's Board of Directors and all required regulatory authorities, as well as consultation with the appropriate employee works councils.

     Coca-Cola Enterprises Inc. (NYSE: CCE) is the world's largest bottler of products of The Coca-Cola Company, distributing approximately 57 percent of The Coca-Cola Company's United States bottle and can volume. Coca-Cola Enterprises is also the sole licensed bottler for products of The Coca-Cola Company in the Netherlands.
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